Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sirona Dental Systems, Inc.:

We consent to the use of our reports dated November 18, 2010, with respect to the consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2010, and the effectiveness of internal control over financial reporting as of September 30, 2010, incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

March 10, 2011